Exhibit 99.2

CONSENT of AUTHOR

Michelle Stone, P.Geo., Ph.D.
34 King St. East, 9th Floor
Toronto, Ontario
Canada, M5C 2X8
Telephone: 416-368-1801
Email: mstone@cciconline.ca

The British Columbia Securities Commission
The Alberta Securities Commission
The TSX Venture Exchange

RE: Quaterra Resources Inc. and Blackberry Ventures 1, LLC Technical Report September 17th, 2010

I, Michelle Stone, P.Geo., Ph.D., do hereby consent to the public filing of the technical report, Independent Technical Report Nieves Property, Sonora, Mexico (the “Technical Report”), prepared for Quaterra Resources Inc. and Blackberry Ventures 1, LLC., dated the 17th of September, 2010, and any extracts from or summary of the Technical Report in the press release by Quaterra Resources Inc. and Blackberry Ventures 1, LLC. on August 5th, 2010.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure of Quaterra Resources Inc. and Blackberry Ventures 1, LLC. on August 5th, 2010, contains any misrepresentation of the information contained in the Technical Report.

Dated this 17th day of September, 2010.

”Michelle Stone”	Signed and sealed
Michelle Stone, P.Geo., Ph.D